Exhibit 5

                                                                           As of August 21, 2015

Mr. Joshua D. Frank
280 Park Avenue
New York, New York 10017

Dear Josh:

           In connection with the investment in Sysco Corporation (“SYY”) by funds managed by Trian Fund Management, L.P. (“Trian”), you were designated by Trian and appointed by the Board of Directors of SYY (the “Board”) to serve on the Board.

           We understand that, consistent with its practices, SYY will be awarding to you, as a director of SYY, equity compensation in the form of restricted stock awards (such equity compensation, “Restricted Stock”), and will be delivering to you an annual retainer in the form of cash (“Fees”) and/or shares of common stock of SYY (“Shares”).  This is to confirm our prior understanding that you are authorized to accept such Restricted Stock, Shares and Fees in your individual capacity on behalf of Trian upon the terms and conditions of this letter, including your agreement that, as long as you are an officer of Trian and for a period of six months and one day thereafter, you will follow the direction of Trian with respect to (x) the Transfer (as defined below) of any such Restricted Stock or Shares and (y) the Transfer of any other securities (including, without limitation, any stock options and deferred stock units) of SYY (or Shares issuable in exchange for, or upon exercise of, such securities) that you may receive as a director of SYY (“Other Securities”).  You further agree that (i) you will request that SYY deliver all Fees directly to an account designated by Trian, (ii) you will not dispose of, transfer, sell, assign, pledge, hypothecate or encumber (collectively, “Transfer”) any Restricted Stock, Shares or Other Securities, without Trian’s prior written consent, which may be withheld in Trian's sole discretion, (iii) you shall vote all such Restricted Stock, Shares and Other Securities that you hold at any meeting of shareholders of SYY in the manner that you are directed to do so by Trian in its sole discretion and (iv) you shall execute any written consent of the shareholders of SYY as Trian may, in its sole discretion, request that you execute.  Upon any Transfer of all or a portion of any Restricted Stock, Shares or Other Securities, Trian shall be entitled to receive the consideration received as a result of such Transfer (the “Equity Consideration”).

           Trian agrees to indemnify you against any tax imposed on income to you, net of any corresponding deduction to which you are entitled as a result of the transfer of Fees and/or Equity Consideration to Trian.  Such indemnification shall include all taxes imposed on a tax indemnification payment and shall apply to income reported by either SYY or Trian.  For purposes of this letter agreement, taxes shall include any penalties, interest or additions to tax imposed upon you with respect to taxes.

           This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed entirely within such State.

           This letter shall be binding upon the parties hereto and their respective successors, assigns, heirs and estates.

           If the above is acceptable to you, please indicate your agreement by signing the enclosed duplicate copy of this letter agreement in the space indicated below.

Very truly yours,

TRIAN FUND MANAGEMENT, L.P.

By:       Trian Fund Management GP, LLC,
              its general partner

By:    /s/EDWARD P. GARDEN
Name: Edward P. Garden
          Title:   Member

Agreed to and Accepted:

/s/JOSHUA D. FRANK
Joshua D. Frank